LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle N.

Temecula, California, 92592

Telephone: 951-506-8888

Facsimile: 951-506-8877

W. SCOTT LAWLER, ESQ.

Admitted in California

Wednesday, November 02, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Elaine Wolff – Branch Chief

Re:

PANOSHAN MARKETING CORP

Amendment No. 6 to Registration Statement on Form F-1

Filed September 9, 2005

Registration No. 333-118576

Dear Ms. Wolff:

This letter provides responses to your comment letter regarding the above-referenced filing. Panoshan Marketing Corp. has filed Amendment No. 7 to its registration statement on Form F-1, which has been revised in accordance with your comment letter, as indicated by each response below.

Please find enclosed herewith three (3) courtesy, clean copies of Amendment No. 7 as well as three (3) marked copies of Amendment No. 6 which tracks the changes made since the filing of Amendment No.5.

General

Comment

1. We have reviewed your response to comment 6 and re-issue the comment. Since Mr. Durward is a Class C preferred stockholder, as disclosed on page 16, it casts doubt as to whether the negotiation was conducted at arms-length. Please revise or advise us as to how the Class C preferred stockholders agreed to the allocation of units and whether Mr. Durward participated in these proceedings as a Class C preferred stockholder.

Response

Mr. Durward is not a Class C preferred stockholder. The indication on page 16 that he is a Class C preferred stockholder was an error and has been removed.

Facing Page

Comment

2. We have reviewed your response to comment 4 and re-issue the comment. Since you are registering the distribution and resale of units, please add units to your fee table which should also include the fixed price at which units are being sold and eligible to be resold.

Response

We have added the Units to the fee table.

Cover Page

Comment

3. Please refrain from referring to the units as well as each of the components underlying the units (i.e. – each of the common stock and warrants) as “Units.” In addition, where you use the term “securities” please be more specific as to whether you are referring to the units or one of their component parts. For example, we note your statement on the cover page that the selling stockholders will be reselling the “securities” at a fixed price of $0.10.

Response

We note this comment and have made revisions throughout the document in accordance therewith.

Comment

4. Please disclose whether the selling stockholders are able to separately sell the common stock or warrants underlying the units through this registration statement.

Response

We have made revisions on the Cover Page in the Plan of Distribution section that the selling shareholders will not be able to separately sell the shares or warrants from the units until after the warrants have been exercised.

Comment

5. Please disclose what happens to units when warrants are exercised to purchase additional shares of common stock. In addition, to the extent the common stock may be resold by selling stockholders using this registration statement once the warrants have been exercised, please disclose the fixed price at which the common stock may be resold.

Response

The revisions made to the document in response to comment #4 above also addresses this comment.

Comment

6. Please disclose the termination date of the offering.

Response

We will not be able to fill in the termination date of the offering until we have a better idea of the effective date of the registration statement.

Comment

7. We note your reference to a Form SB-2 on the cover page. Please revise to make clear that the registration statement is on Form F-1.

Response

We have made the revision noted by this comment.

Comment

8. Please include a summary proceeds table that shows the proceeds that would be received by the company if all warrants are exercised. In addition, the table should show the fixed price at which the units may be resold as well as the fixed price at which common shares may be resold if units are broken up.

Response

We have added the table that this comment refers to.

Comment

9. Please make corresponding changes noted above to your Plan of Distribution section.

Response

We have made the corresponding changes in the Plan of Distribution section.

Summary

Comment

10. Please briefly discuss Panoshan’s business plan in the forepart of the summary section.

Response

We have added the discussion requested by this comment.

Comment

11. We refer to your statement that Mr. Durward is not required to devote a specific number of hours per month to the management of Panoshan. Since Mr. Durward is not an executive officer, director or employee of Panoshan, it is not apparent why Panoshan would rely on him to determine the appropriate amount of time he spends working on Panoshan’s business. Please revise or advise.

Response

We have revised the referenced statement in this comment.

Comment

12. Please revise to highlight the fact that the warrants expire 12 months from the date of the prospectus.

Response

We have made the revision noted by this comment.

Description of Securities, page 24

Comment

13. We note your disclosure on page 25 that a form of the Warrant Agreement has been filed as an exhibit to registration statement. Please file this agreement with your next amendment and add it to exhibit table in Part II of the registration statement. In addition, we note from your disclosure in the Risk Factors section on page 13 that you can extend the exercise period of the warrants upon “fulfillment of certain notice provisions to the warrant holders.” Please revise this section to disclose your ability to extend the warrant exercise period and revise here and in the risk factor noted above on page 13 to describe the notice provisions that are required in order to extend the period.

Response

We have filed a copy of the Warrant Agreement with this Amendment No. 7.

The statement that the company can extend the exercise period was made in error. We have gone through the document and deleted all such statements.

Risk Factors

Our business may not generate sufficient revenues and profits to cover expected expenditures in the foreseeable future. Additional funds may be needed and may not be available under reasonable terms, or at all. Page 10

Comment

14. We have reviewed your revisions in response to comment 10. Please revise to disclose the amount of cash you have as of a recent date as well as the expenses you will pay in connection with the distribution. In light of the fact that your current cash position is roughly equal to the expenditures you will have to make to complete the offering, please discuss how you intend to obtain financing to fund your proposed business plan. This comment also applies to the MD & A and Plan of Operation section of the prospectus.

Response

We have added disclosure in this risk factor as to Panoshan’s current cash position ($32,594) and the remaining expenses that Panoshan will pay in connection with the distribution ($6,000). This will leave approximately $26,000 for the proposed business, which is not expected to require more than $2,000 per month after the registration statement goes effective. We have also added this disclosure to the Management’s Discussion and Analysis section. Therefore, we do not believe that further disclosure is required.

Security Ownership of Certain Beneficial Owners and Management, page 22

Comment

15. We note your disclosure in footnote 4 that Mr. Durward controls Puroil but disclaims beneficial ownership of the shares owned by Puroil. Please tell us the basis for this disclaimer.

Response

If Puroil were to somehow sell its investment in Panoshan, Mr. Durward would not personally benefit, nor receive the proceeds, from such sale. Therefore, Mr. Durward disclaims personal beneficial ownership of the shares.

Management’s Discussion and Analysis or Plan of Operation, page 39

Comment

16. Please revise to provide an updated estimate of the amount of cash the company has. We note that, as of June 30, 2005, the company had slightly over $32,000 in cash.

Response

We have added the updated disclosure requested by this comment.

Additional Information, page 42

Comment

17. Please revise to disclose the new location of the Commission’s public reference room at 100 F Street, N.E., Washington, DC 20549.

Response

Financial Statements

Note 6. – Related party transactions, page F-10

Comment

18. Please amend your accounting for services contributed by officers and manages to classify the value of services rendered as a capital contribution.

Response

Exhibits

Legal Opinion

Comment

19. Please have counsel provide an updated opinion that is dated as of a date immediately prior to the effective date of the registration statement. In addition, if counsel is limiting its opinion regarding due incorporation and good standing by reliance solely upon a Certificate of Status from the Alberta Corporate Registry, the date of the Certificate ought to be the same date as the opinion. Alternatively, revise to delete the limitation from the opinion.

Response

The revised opinion filed with Amendment No. 7 is dated as of November 1, 2006. The opinion has also been revised by referring to a Certificate that is also dated November 1, 2005.

Comment

20. We note that counsel states that February 28, 2005 was the filing date of the registration statement on F-1. Please provide us with a revised opinion that refers to the fact that the original filing date was August 26, 2004.

Response

The revised opinion filed with Amendment No. 7 refers to the original filing date of August 26, 2004.

Comment

21. Please have counsel provide a revised opinion to opine that the Units are non-assessable.

Response

The revised opinion states that the Units are non-assessable.

Management Agreement

Comment

22. We note that the Management Agreement provides for a 15 percent commission to be paid to Puroil for all sales made in Asia, while the F-1 states that Puroil will receive a 20 percent commission. Please revise to address this apparent inconsistency or advise.

Response

Postponement Agreement

Comment

23. We note that the Postponement Agreement refers exclusively to the Marketing Rights Agreement and provides for a postponement of all fees payable under the agreement until after the effective date of the F-1 registration statement. Your disclosure on page 40 of the F-1, however, states that Puroil has agreed to postpone its management fees until after the registration statement goes effective. The management fees payable to Puroil are included in the Management Agreement, not the Marketing Rights Agreement. Please address this apparent inconsistency.

Response

We have added disclosure that the agreement to postpone the management fees has been made verbally by Puroil and no written documentation has been entered into in connection with such agreement.

Sincerely,

/s/ W. SCOTT LAWLER

W. Scott Lawler, Esq.